Exhibit 4.4

AGREEMENT

     This AGREEMENT (the “Agreement”) is entered into as of December 17, 2003 by and between SPAN-AMERICA MEDICAL SYSTEMS, INC., a South Carolina corporation (the “Company”), JERRY ZUCKER (“Mr. Zucker”), an individual residing in South Carolina, and ROBERT B. JOHNSTON, an individual residing in South Carolina (“Mr. Johnston”). Mr. Zucker has requested that the Company’s Board of Directors (the “Board”) include Mr. Johnston as a nominee for the Board of Directors at the 2004 annual meeting of shareholders, and the Board is willing to make such nomination subject to the conditions set forth below. Therefore in consideration for the mutual covenants in this Agreement, the parties agree as follows:

     1.     The Board will nominate Mr. Johnston for election to the Board at the 2004 annual meeting of shareholders to serve until the 2007 annual meeting of shareholders, and the Board will cause proxies to be solicited for his election in the same manner and to the same extent as other nominees of the Board. If Mr. Johnston should become unavailable or unwilling to serve as a director of the Company prior to or after the 2004 annual meeting of shareholders, the Board will consult with Mr. Zucker prior to naming a replacement for Mr. Johnston.

     2.     If requested in writing signed by a majority of the members of the Board before the six month anniversary of the 2004 annual meeting of shareholders, Mr. Johnston will resign from the Board, and Mr. Zucker will use his best efforts to cause, Mr. Johnston to resign from the Board and promptly take all actions requested by the Board and permitted by applicable law to remove Mr. Johnston as a director of the Company.

     3.     During the term of this Agreement, Mr. Zucker and Mr. Johnston each covenant and agree not to, and agree to cause their affiliates and associates not to, and agree not to seek to induce any person to, individually or together with any other person, directly or indirectly, take any of the following actions without the prior written consent of a majority of the Board (excluding Mr. Johnston): (a) commence, or engage in, a tender or exchange offer for any of the Company’s stock; (b) solicit, propose, or seek to effect (i) any merger, restructuring or other business combination involving the Company (ii) any purchase or sale of material assets of the Company or (iii) any liquidation, dissolution or winding-up of the Company; (c) make, or in any way participate in, any solicitation of proxies to vote any shares of Company stock, solicit consents or communicate with or seek to advise or influence any person with respect to the voting of any Company stock, become a participant in any election contest with respect to the Company, or seek to advise or influence any Person with respect to voting of any Company stock; (d) make, encourage or induce any other shareholder to make, or intentionally or significantly assist in any way any other shareholder in making, any shareholder proposal in respect of the Company, support or seek to advise or influence any other shareholder with respect to any shareholder proposal (except that Mr. Zucker, Mr. Johnston and their affiliates and associates may vote, or direct the vote of, any shares of Company stock they beneficially own in favor of any shareholder proposal); (e) take any action to form a group with respect to holding, voting, acquiring or disposing of the Company’s Stock, which group beneficially owns in the aggregate 10% or more of the Company’s stock; (f) seek election to, or seek to place a representative on, the Board of Directors or seek to have called any meeting of the shareholders of the Company for any purpose or take any action to effect a change of control of the Company; or (g) commence, prosecute or intentionally or significantly assist, or seek to cause others to commence, prosecute or intentionally or significantly assist, any legal action against the Board or the Company arising out of or in any way relating to the ownership or voting of Company stock, governance of the Company, any provisions of the Company’s Amended and Restated Shareholder Rights Agreement and/or control of the Company; provided however, that nothing in this Section 3 will restrict Mr. Johnston’s right to propose, vote on or advocate positions with respect to Board resolutions or participate in deliberations in his capacity as a director of the Company.

     4.     Mr. Johnston may communicate confidential information of the Company to Mr. Zucker subject to Mr. Johnston’s and Mr. Zucker’s compliance with the provisions of this Agreement. Mr. Zucker and Mr. Johnston each agree not to, and agree to cause their affiliates and associate not to (a) disclose any Confidential Information (as defined herein) to any person or (b) use any Confidential Information for any purpose other than in connection with Mr. Johnston fulfilling his duties as a member of the Board. For purposes hereof, “Confidential Information” means any non-public, confidential or proprietary information that the Company or its agents provides to Mr. Johnston or Mr. Zucker, including without limitation, any non-public, confidential or proprietary information that Mr. Johnston obtains in his capacity as a director of the Company, whether oral, in writing or in any other medium and shall include both tangible and intangible information; provided, however, that Confidential Information shall not include information which (i) at the time of disclosure, is generally available to the public, (ii) after disclosure by the Company, becomes published or generally available to the public, other than through any act or omission on the part of Mr. Zucker, Mr. Johnston or any of their affiliates or associates, or (iii) was rightfully acquired by Mr. Zucker, Mr. Johnston or their affiliates or associates, from third parties who themselves rightfully acquired such information

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and who did not themselves obtain the information under a confidentiality agreement or relationship of confidence with the Company. Mr. Zucker and Mr. Johnston will liable for any breach of this Paragraph 4 by any of their affiliates and associates.

     5.     This Memorandum will terminate (except with respect to Paragraph 4, which will continue in effect indefinitely) upon (a) thirty days after the resignation of Mr. Johnston pursuant to a request mentioned in Paragraph 2 or (b) the later of (i) the date of the Company’s 2005 annual meeting of shareholders or (ii) thirty days after the resignation of Mr. Johnston from the Board (other than a resignation following a request pursuant to Paragraph 2).

     6.     All disputes, claims, or controversies arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina without regard to its rules of conflict of laws. Each of the parties hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the state and federal courts sitting in the County of Richland, State of South Carolina, for any litigation arising out of or relating to this Agreement (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim in any such court that such litigation brought therein has been brought in any inconvenient forum. Each party hereto hereby acknowledges and agrees that irreparable harm would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or threatened to be breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they may be entitled at law or in equity.

     7.     Mr. Zucker hereby represents and warrants that he is the beneficial owner of 226,800 shares of the Company’s common stock, and Mr. Johnston hereby represents and warrants that he is the beneficial owner of no shares of the Company’s common stock (assuming solely for purposes of this Section 7 that Mr. Johnston does not beneficially own any Company stock that is beneficially owned by Mr. Zucker). Mr. Johnston agrees to promptly provide to the Company all biographical information about himself the Company requests in good faith in preparing its public disclosure regarding Mr. Johnston’s service as a director of the Company.

     8.     All terms used in this Agreement and defined in the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder shall have the meanings ascribed to such terms in such act, rules or regulations. Each party hereto will pay its own expenses incurred in connection with this Agreement. Any waiver or amendment of this Agreement must be in writing signed by the parties hereto, no failure to promptly enforce any right shall be deemed a waiver of that right, and no waiver of one violation shall be deemed a waiver of any future violations. The provisions of this Agreement are severable. Notice to a party may be sent to the address below that party’s signature. This Agreement shall inure to the benefit of, and be binding upon, each party and that party’s respective successors and assigns. This Agreement contains the entire agreement between the parties and supersedes any prior understanding or agreements between them respecting any matter covered by this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement and no ambiguity or question of intent or interpretation shall be presumed to be construed against any party. The rights and obligations of each party hereto shall not be assignable without the prior written consent of the other party. This Agreement may be executed in multiple counterparts.

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have executed or caused this Agreement to be executed as of the date first written above.

/s/ Jerry Zucker Jerry Zucker	SPAN-AMERICA MEDICAL SYSTEMS, INC.
16 Buckingham Dr
Charleston, SC 29407	By:	/s/ James D. Ferguson

James Ferguson, President & Chief Executive Officer
70 Commerce Center
Greenville, SC 29615
/s/ Robert B. Johnston Robert B. Johnston
4838 Jenkins Avenue
Charleston, SC 29405

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